Dechert LLP
30 Rockefeller Plaza
New York, NY 10112

June 23, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549-0405
Attention:	Jay Ingram
Brian Bhandri

Re:  Federal Services Acquisition Corporation

        Registration Statement on Form S-1 File No. 333-132220

Ladies and Gentlemen:

At the request of Federal Services Acquisition Corporation, a Delaware corporation (the “Company”), we are responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated June 14, 2005 from John Reynolds of the Commission to Joel R. Jacks, Chairman and Chief Executive Officer of the Company relating to the Registration Statement on Form S-1 of the Company initially filed with the Commission on May 4, 2005 (the “Registration Statement”).  The Registration Statement relates to the Company’s initial public offering of 21,000,000 units, each unit consisting of one share of the Company’s common stock and two warrants for an aggregate public offering price of $126,000,000.

We have filed simultaneously Amendment No. 1 to the Registration Statement and have attached a marked copy of such Amendment indicating the changes that the Company has made to the Registration Statement in response to the Staff’s comments as well as certain additional changes.

The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made.  For your convenience, we have included above each response a copy of the comment to which we are responding.

Comments and Responses:

General

1.                                       Comment:  Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

Response:  Prior to the effectiveness of the Company’s Registration Statement, the Company will inform the Commission as to whether or not the amount of compensation allowable or payable to CRT Capital Group LLC (the “Underwriter”) has received clearance by the NASD.

2.                                       Comment:  Revise your disclosure referencing your intent to have the company’s securities listed on the OTC Bulletin Board to clarify that there is no assurance that such securities will be listed for trading on the OTC Bulletin Board.

Response:  The Company has revised the Registration Statement to disclose that there can be no assurance that the Company’s units and, upon the separate trading of the units, its common stock and warrants will be quoted on the OTC Bulletin Board and traded over-the-counter.

3.                                       Comment:  Tell us how the factors you considered in determining to value this offering at $126,000,000. Have you identified or been provided with the identity of or had any direct or indirect contact with potential acquisition candidates? If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, has developed a methodology or established criteria for locating a potential business combination, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise us supplementally. Please note in particular that we are not seeking simply whether a potential business combination candidate has been “selected,” as you disclose on page 33, but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. We may have further comment.

Response:  The Company intends to seek an acquisition with a deal value in excess of $95 million and to enable it to do so is seeking to raise $126 million.  The Company has not identified or been provided with the identity of any potential acquisition candidates.  The Company has not had any direct or indirect contact with or done any due diligence on any potential acquisition candidates.  Messrs. Jacks and Schulte have been involved with five separate platform acquisitions and six additional acquisitions in the federal services sector.  Dr. Edward H. Bersoff has been involved in six add-on acquisitions in the federal services industry.  Each of the acquisitions referred to in the previous two sentences had a transaction value, including debt and equity, of under $95 million.  Indeed, CMEP (as defined in its prospectus) has historically declined to pursue transactions in the federal services industry with deal values in excess of $95 million. For the criteria used by the Company to evaluate business combination candidates, please see our response to question 28.

4.                                       Comment:  Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid or which may be payable to the existing stockholders and/or officers and directors in this offering, both by source and amount as available. We may have further comment.

Response:  As disclosed under the caption “Use of Proceeds”, the Company will not pay any compensation or fees , including finders or consulting fees, to any of its existing stockholders, officers or directors except for the reimbursement of out of pocket expenses and the payment of $7,500 per month under the general and administrative arrangement with CM Equity Management, L.P.  The Company will also use the proceeds to repay the $154,000 loan from Messrs. Jacks and Schulte.  In response to the Staff’s comment, the Company has added new footnote 2 to the “Use of Proceeds” table on page 24 to clarify that the miscellaneous offering expenses include the reimbursement of out-of-pocket expenses incurred by our existing stockholders in connection with this offering.  The disclosure in the “Use of Proceeds” section, as well as under the caption “Certain Relationships and Related Transactions” and throughout the prospectus has been revised to state that none of our existing stockholders, including our non-executive director, will receive any compensation or fees prior to or in connection with our initial business combination.

5.                                       Comment:  Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context, we note that: (i) the existing stockholders are allowed to make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $5.46 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.0011 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be Jess than the conversion price of approximately $5.50 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. If our understanding is incorrect, please advise. We may have further comment.

Response:  The Company’s existing stockholders have agreed to waive their respective rights to participate in any liquidation distribution occurring upon the Company’s failure to consummate a business combination, with respect to all shares of common stock owned by them, whether acquired prior to or following the offering.  The Company has revised the disclosure under the caption “Summary—Liquidation if no business combination” and in other relevant places in the prospectus.

6.                                       Comment:  We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis; the Securities Act Form the companies’ filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the in formation in a tabular format. We may have further comment.

Response:  None of the Company or the Company’s existing stockholders, directors, officers, or any of their affiliates, is or has been involved in any transactions with companies that have filed a registration statement registering or seeking to register under the Securities Act of 1933 any blank check offering underwritten on a firm commitment basis.  To the Company’s knowledge, CRT Capital Group LLC has not acted as underwriter in any such blank check offerings.  On behalf of the Company, we are providing supplementally to the Staff under separate cover a schedule identifying the names of the companies that have, to our knowledge, filed publicly available registration statements with regard to blank check offerings underwritten on a firm commitment basis since September 2003, including the amount escrowed to date and the other information requested by the Staff, to the extent publicly available on EDGAR.

Prospectus Coverage Page

7.                                       Comment:  Does the disclosure relating to the underwriting discount and commission take into consideration the cash fee payable to CRT Capital that is equal to 1% of the fair market value of an initial business combination? Refer to disclosure on page 33. Revise or advise.

Response:  The Company has added a footnote to the fees schedule appearing on the cover page of the prospectus indicating that the underwriting discount and commission payable to CRT Capital Group LLC does not include the cash fee payable to the underwriter that is equal to 1% of the fair market value of an initial business combination.  The Company has made a similar revision to the Underwriting section.

Prospectus Summary

8.                                       Comment:  Please provide a basis for management’s belief that “there are numerous attractive acquisition opportunities” in the federal services and defense industries. Disclose, with specificity, how management knows this. Is it through Messrs. Jacks and Schulte’s involvement with CMLS Management, L.P. and CM Equity Management, L.P.?  We may have further comment.

Response:  As noted in response to comment number 3 above, CMEP has acquired a number of companies in the federal services industry with transactions valued at under $95 million.  CMEP has been approached periodically in the past (prior to the initial filing of the Registration Statement) by investment bankers and other people in the industry to consider acquiring companies in the industry in deals with values in excess of $95 million but, due to the amount of capital available to CMEP, it has declined to do so.  As a result of these inquiries and its involvement in the industry, and familiarity with merger and acquisition activity in the industry, the Company’s management believes that there are opportunities to acquire businesses valued at over $95 million in the federal services industries.

9.                                       Comment:  Disclosure indicates that “certain numbers in the prospectus have been rounded and are, therefore, approximate.”  Please specify which numbers in the prospectus are “approximate.”

Response:  The Company has deleted the general statement under the caption “Prospectus Summary” and indicated, where appropriate, which numbers are approximations.

10.                                 Comment:  Please specifically disclose the factual basis for, the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, you are advised that the company must provide a consent for its’ use or adopt the information as the company’s own. Also, supplementally provide the staff with copies of all sources utilized for your disclosure of statistics. Some examples include the majority of the disclosure contained in the “Large Target Markets;” “Attractive Underlying Growth;” “Federal Investments in Information Technology;” and “Outsourcing and Attrition of the Federal Workforce” subsections. This is not an exhaustive list.

Response:  The Company has revised its disclosure on page 31 in accordance with the Staff’s request by disclosing the sources of the cited statistics. The Company will supplementally provide the Staff with copies of all sources utilized for our disclosure statistics under separate cover.

11.                                 Comment:  Expand the disclosure related to the statement that the target company may provide services at the state and local levels.

Response:  The Company has revised its disclosure in accordance with the Staff’s request by amending the fifth paragraph under “Prospectus Summary” and “Proposed Business—Introduction” as follows: “Many federal service providers provide similar services to state and local governments.  Accordingly, our target company, may, to a lesser extent provide services to state and local governments and to commercial entities.”

12.                                 Comment:  Disclosure indicates that you may “seek to effect business combinations with more than one target business ....” In light of the company’s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company’s net assets, provide additional disclosure to clarify how the company would be able to effectuate a business combination with more than one target business.

Response:  The Company will not seek to effect a business combination with more than one target company and has revised the disclosure under the caption “Prospectus Summary” and elsewhere in the prospectus accordingly.

The Offering

Securities Offered

13.                                 Comment:  Discuss, here and elsewhere in the prospectus as appropriate, the material factors that CRT Capital Group will consider in determining whether to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus. As for the disclosure on page 49 referencing the fact that CRT Capital will consider “general market conditions,” please disclose what market conditions CRT will take into consideration. Also, disclose the circumstances under which CRT Capital may shorten the timeframe within which the securities may begin separate trading. We may have further comment.

Response:  The Company has revised its disclosure on the cover page of the prospectus and on pages 3 and 50 as follows:  “[T]he units will begin trading on or promptly after the date of this prospectus.  Each of the common stock and warrants will begin separate trading on the earlier to occur of the expiration of the underwriter’s option to purchase up to 3,150,000 additional units to cover over-allotments or 20 days after the exercise in full or in part by the underwriter of such option.”  The Company has made parallel changes to all affected sections of the Registration Statement.

14.                                 Comment:  Please note, here or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering. Disclosure in the table on page 40 indicates that such an amended Form 8-K will be filed. Revise your disclosure as appropriate.

Response:  The Company has revised its disclosure on page 3 in accordance with the Staff’s request to state as follows:  “[I]n addition, the Company will file a subsequent Current Report on Form 8-K in the event a material portion of the over-allotment option is exercised subsequent to the filing of the Company’s initial Current Report on Form 8-K.”  The Company has made parallel changes to all affected sections of the Registration Statement.

Redemption

15.                                 Comment:  With a view toward disclosure, tell us supplementally whether or not you must obtain CRT Capital Group’s consent before redeeming the outstanding warrants.

Response:  The Company is not required to obtain CRT Capital Group LLC’s consent before redeeming the outstanding warrants.

16.                                 Comment:  With a view toward disclosure, tell us supplementally whether or not there is a weekly trading volume condition imposed on the company’s ability to redeem the outstanding warrants. Also, provide the reasons and rational behind the criteria established for calling the warrants for redemption.

Response:  There is no weekly trading volume condition imposed on the Company’s ability to redeem the outstanding warrants.

The investors in this offering are acquiring the warrants to enable them to benefit from an increase in value of the Company in the future without investing additional funds at this time.  Once the price of the Company’s common stock exceeds $8.50 for a significant number of trading days, which is the criteria established for calling the warrants for redemption, the investors will have received a substantial benefit from the ownership of the warrants and the Company would then have the option of raising additional funds by giving notice of redemption, thereby inducing holders of warrants to exercise their warrants.  The elimination of the warrants would also decrease any negative impact of the warrants on the market price of the Company’s common stock.

Conversion Rights for Stockholders Voting to Reject a Business Combination

17.                                 Comment:  Disclose here that public stockholders who convert their stock into their share of the trust fund will continue to retain the right to exercise any warrants they may hold. Describe for us the purpose and rationale behind allowing these investors to retain their warrants. We may have further comment.

Response:  As noted in response to Comment No. 16, the investors are acquiring the warrants to enable them to benefit from an increase in the Company’s value in the future without investing additional funds at this time.  The warrants have value separate from the common stock.  Warrantholders, unlike holders of common stock, do not have a right to participate in a distribution of a Company’s assets.  The investors who convert their stock into their share of the trust fund will receive their share of the Company’s assets as evidenced by the common stock they convert; however, such investors have acquired and will retain the right to benefit from an increase in the Company’s value in the future as evidenced by the warrants.

Escrow of Existing Stockholders’ Shares

18.                                 Comment:  Briefly detail, here or elsewhere in the prospectus as appropriate, the “certain limited exceptions” to the requirement that all existing stockholders’ shares shall not be transferable during the escrow period and will not be released from escrow until 2008. Also, disclose when in 2008, the shares will be able to be released from escrow. We may have further comment.

Response:  The Company has revised its disclosure in accordance with the Staff’s request as follows:  “[D]uring the escrow period, the holders of these shares will not be able to sell or transfer their securities except to their spouses and children or trusts established for their benefits, and will not be released from escrow until

_______, 2008 [three years from the date of this prospectus].”  Any shares so transferred remain subject to the escrow until three years from the date of the prospectus.

Risk Factors

19.                                 Comment:  In the ninth risk factor, as well as numerous other places in the prospectus, you make reference to the fact that it is the company’s expectation that the current management will remain with the company after the consummation of the business combination.  Detail how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company’s management will be able to maintain its position with the company post-business combination. We may have further comment after reviewing your revised disclosure.

Response:  The Company has clarified its disclosure in the ninth risk factor to reflect its expectation that one or more members of its existing management will agree to serve on the Board of Directors of the Company, subject to continued election by the stockholders.  However the Company does not expect its existing management to serve as management after the completion of the business combination.  The Company has also added the following disclosure under the caption “Proposed Business—Limited ability to evaluate the target businesses’ management”: “[T]he Company may request continued representation of its management on the Board of Directors in its negotiation with a target company.  The Company will consider a target company's response to this request in determining whether the acquisition is in the best interest of the Company’s shareholders.”

20.                                 Comment:  In the 11th risk factor, disclose the method by which the company determined that management would purchase up to 1,428,571 warrants in the after-market. Also, clarify if this agreement to purchase warrants is limited to the number disclosed.  If there is no limitation to the number of warrants management or its affiliates may purchase in the after market, then so disclose.

Response:  The Company has revised its disclosure in accordance with the Staff’s request by stating that management has agreed to purchase up to 1,428,571 warrants in the public marketplace at prices not to exceed $.70 per warrant.  Assuming a purchase price of $.70 per warrant, the purchase of such warrants would amount to an investment of approximately $1,000,0000 which was determined to be an appropriate amount by CRT Capital Group LLC and the Company’s management to demonstrate confidence in its ultimate ability to effect a business combination because the warrants expire with no value if the Company is unable to consummate a business combination.  However, none of management or any of its affiliates is precluded from acquiring additional warrants or common stock in the aftermarket if they so choose.

21.                                 Comment:  In the 12th risk factor and elsewhere as appropriate, expand the disclosure related to the fact that the company may “determine to acquire one or more of the portfolio companies” in which CMEP have an investment. Are these portfolio companies aware of the fact that Messrs. Jacks and Schulte manage this blank check company, that the company seeks to go public on a 1933 Act registration statement on Form S-1, and that it seeks to possibly acquire one of the portfolio companies? Also, detail the number of companies that Messrs. Jacks and Schulte believe may be for sale and how they ascertained this information. We may have further comment.

Response:  The Company has decided that it will not seek to acquire one or more of the portfolio companies in which the private equity funds managed by Messrs. Jacks and Schulte have an investment.  The Company has revised the disclosure in the Registration Statement accordingly.

22.                                 Comment:  In the 20th risk factor, disclosure indicates that the warrants “may make it more difficult to effectuate a business combination” because the exercise of the warrants will “increase the number of issued and outstanding shares of common stock and reduce the value of the shares issued to complete” the combination. Explain why you are structuring the offering so as to impose a potential barrier to carrying out the company’s business plan.

Response:  The reason for the inclusion of the warrants in this offering is to make the offering more attractive to investors.  As noted above, the investors are acquiring the warrants so that they may benefit from an increase in the Company’s value in the future without investing funds at this time.  The Company believes that the benefit it derives from raising the funds in this offering outweighs the detriment the warrants might impose if equity securities were to be issued in connection with the business combination.

Use of Proceeds

23.                                 Comment:  In the tabular presentation, for the use of proceeds not held in trust, please add disclosure assuming the over-allotment option is exercised. Currently, you merely provide disclosure without the over-allotment option. To the extent the amount of proceeds not held in trust will remain constant, even if the over-allotment is exercised, so disclose via footnote.

Response:  A footnote has been added to the Use of Proceeds table to indicate that the amount of proceeds not held in trust will remain constant if the over-allotment option is exercised.

Proposed Business

24.                                 Comment:  As a means of better defining what is meant by your use of the term “federal services and defense industries,” expand the list of industry segments that constitute the industries to include all segments in which the company is considering a business combination candidate and provide a description of each such segment. In addition, to the extent that the company has prioritized the industries segments with respect to preference, provide disclosure of such preferences, including a discussion of the reasons for such preferences.

Response:  The Company has added the disclosure requested by the Staff in the prospectus.

25.                                 Comment:  Disclosure on page 31 references “attractive” companies that exhibit “a number of favorable characteristics.” From your disclosure, it appears that management has begun to identify potential acquisition candidates. Otherwise, it would appear that the company has no apparent basis for its reference to the attractiveness of companies in the federal services and defense industries. If management has begun its search, then you must disclose this information or advise us supplementally. If not, disclose the basis for management’s assertion. Please see Instruction 6 to Item 504 of Regulation S-K.

Response:  The Company’s management has not begun to identify potential acquisition candidates.  The Company has revised its disclosure on page 31 to clarify that the characteristics are those the Company would seek in an acquisition candidate.  The basis for the Company’s disclosure is management ‘s familiarity with the federal services industry.  Please see our response to question 3.

26.                                 Comment:  In the last paragraph under the heading “Selection of a target business and structuring of a business combination,” we note the disclosure that the company will not pay any finders or consulting fees to the existing stockholders. Please expand this disclosure, if accurate, to affirmatively confirm that the existing stockholders will receive no finders fees, consulting fees, or any similar type fees from any person or entity in connection with any business combination involving the company or an affiliate thereof.

Response:  The Company has revised its disclosure in accordance with the Staff’s request.

27.                                 Comment:  Disclosure on page 32 references “consistent operating margins” and “strong cash flow” as it pertains to the “more attractive” companies in the federal services and defense industries.  Disclose how you ascertained information relating to “consistent operating margins” and “strong cash flow” and identify the companies that possess these disclosed characteristics.  We may have further comment.

Response:  The Company has not identified any companies that possess these characteristics.  As stated in response to Comment No. 25, the disclosure has been revised to indicate that these are characteristics the Company will seek in potential acquisition candidates.

28.                                 Comment:  Disclose, here and elsewhere as appropriate, whether you have identified specific desired attributes for potential acquisition candidates. For example, what are the criteria you will take into consideration in determining whether to combine with a potential acquisition candidate? Will the company utilize EBITDA?  Please discuss the rationale behind the utilization of specific criteria.  Additionally, describe the methodology utilized by the company in identifying potential business combination candidates.

Response:  The Company has identified a certain number of desired attributes for potential candidates and will take into consideration a combination of criteria in locating these candidates, including the following:

•                  financial condition and results of operation;

•                  historical revenue growth;

•                  growth potential;

•                  earning before interest, taxes, depreciation and amortization charges;

•                  consistent operating margins;

•                  experience and skill of management and availability of additional personnel;

•                  nature of the customers and contracts;

•                  stability and continuity in the customer relationship;

•                  backlog of order for services

•                  capital requirements;

•                  competitive position;

•                  barriers to entry into other industries;

•                  stage of development of the services, processes or products;

•                  degree of current or potential market acceptance of the services, processes or products;

•                  proprietary features and degree of intellectual property or other protection of the services, processes or products;

•                  regulatory environment of the industry;

•                  potential growth in government spending in the segment in which the target company operates; and

•                  costs associates with effecting the business combination.

These criteria are disclosed in the “Proposed Business” section of the Registration Statement.  These criteria are designed to assess the value of the target company, its strength in the market and its potential to grow.

The methodology the Company will utilize in identifying potential business combination candidates will consist of notifying the various bankers and industry personnel with which the Company’s management has dealt in the past that the Company is interested in looking at deal values in excess of $95 million with acquisition candidates which satisfy one or more of the criteria set forth above.  The Company’s management will also seek to identify such acquisition candidates on their own.  Once a business combination candidate is identified, the Company will engage in a due diligence process to determine whether and to what extent the criteria described above are met.

Government Regulations

29.                                 Comment:  Provide additional disclosure detailing the various types and forms of governmental regulations which may be imposed upon the company and its potential operations, including the various subject matters, types of obligations and responsibilities that may be imposed on the company, and the various costs to the company in complying with such regulations.

Response:  The Company has already addressed the types and forms of governmental regulations which may be imposed upon the Company under the 30th and 36th risk factors of “Risk Factors” section of the Registration Statement.  The Company’s disclosure is similar to the disclosure in the public filings of other public companies in the industry.  In view of the Staff’s position on the avoidance of repetition, the Company respectfully submits that its disclosure is sufficient to make the investors aware of the issues involved.

Management’s Expertise

30.                                 Comment:  Describe in greater detail the role to be carried out by your non-executive director. We may have further comment.

Response:  The Company has added the following under the caption “Management’s Expertise”:  “Mr. Arthur Money has served in various capacities with the federal government.  Accordingly, Mr. Money can assist the Company in evaluating the businesses of potential acquisition candidates.  Mr. Money may also introduce the Company to his contacts among industry executives and business owners in the federal services and defense industries, thereby increasing the Company’s ability to find a suitable candidate for a business combination.”

Certain Relationships and Related Transactions

31.                                 Comment:  Describe the mechanisms management has in place to minimize the potential conflicts of interest.

Response:  The Registration Statement has been amended to provide that in order to minimize potential conflicts of interest that may arise from multiple corporate affiliations of the Company’s officers and directors, each of them has agreed in principle, until the earliest of a business combination, the Company’s liquidation or such time as he ceases to be an officer or director of the Company, to present to the Company for its sole consideration, prior to presentation to any other entity, any business opportunity with a potential transaction value in excess of $95 million which may be reasonably be required to be presented to the Company under Delaware law, subject to any fiduciary obligations arising from a fiduciary relationship established prior to the establishment of a fiduciary relationship with the Company.  The Company will not effect its initial business combination with another entity that is affiliated with any of its existing stockholders.  The Company has made changes to all affected sections of the Registration Statement, including “Certain Relationships and Related Transactions”.

32.                                 Comment:  Provide the basis for the statement that “ [A]ll ongoing and future transactions” between the company and its officers, directors or their affiliates will on, terms believed to be no less favorable than would be available from unaffiliated third parties.

Response:  The Registration Statement has been amended to provide that it is the Company’s intention to obtain estimates from unaffiliated third parties for similar goods or services to ascertain whether transactions with affiliates are on terms that are no less favorable to the Company than are otherwise available from unaffiliated third parties.  The Company will not enter into a transaction with an affiliated party unless the terms of such transaction are on terms no less favorable to the Company than would exist between the Company and an unaffiliated third party in an arms length transaction.

33.                                 Comment:  Disclose whether the Board of Directors contemplates or plans to authorize a stock dividend.

Response:  The Board of Directors of the Company neither anticipates nor plans to authorize a stock dividend.  Appropriate disclosure has been added under the caption “Certain Relationships and Related Transactions—Prior Share Issuances.”

Principal Stockholders

34.                                 Comment:  Supplementally tell us about the formation of FSAC Partners, LLC and the purposes and reasons for its existence.

Response:  Messrs. Jacks and Schulte formed FSAC Partners, LLC to allow certain employees of CMLS Management the opportunity to have an indirect economic interest in the Company.  These employees have experience analyzing potential acquisition candidates in the federal services industry and it is anticipated they will assist the Company’s management in evaluating potential acquisition candidates for no compensation.  Messrs. Jacks and Schulte have retained the right to vote and dispose of the shares owned by FSAC Partners LLC.

Underwriting

35.                                 Comment:  Tell us whether CRT Capital Group or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Response:  CRT Capital Group LLC has informed the Company that it will not engage in any electronic offer, sale or distribution of the Company’s securities.  It is contemplated that CRT will be the sole underwriter; if an underwriting syndicate is formed and we become aware that any additional members of the syndicate may engage in electronic offers, sales or distributions, the Company will provide the description regarding electronic offers, sales or distribution requested by the Staff.

36.                                 Comment:  Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so,

identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Response:  CRT Capital Group LLC has informed the Company that it does not have any arrangements with a third party to host or access the Company’s preliminary prospectus on the Internet.

37.                                 Comment:  If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Response:  The Company’s offering does not include a directed share program.

Financial Statements

Notes to Financial Statements

Note G - Founding Stockholders (unaudited)

38.                                 Comment:  We observed that Note G has been designated as “unaudited.” It is unclear to us why this designation is appropriate. It is our understanding that this note should be audited. Please revise and direct your independent accountant revise their report date accordingly.

Response:  Note G has been revised to delete the “unaudited” designation.

Other

39.                                 Comment:  Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

Response:  A currently dated consent has been filed with Amendment No. 1.

On behalf of the Company we have arranged for delivery to the attention of each of Jay Ingram and Brian Bhandri of the Commission via Federal Express for overnight delivery three copies of this response letter together with marked copies of Amendment No. 1, and the supplemental information listed above.

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable.  In the meantime, should you have any questions, comments or desire further information regarding any of the responses or the attached filing, please contact the undersigned at (212) 698-3679.

Sincerely,

Gerald Adler

Attachment via Edgar/Enclosures via Federal Express

cc:                   Joel R. Jacks, Chairman and Chief Executive Officer